

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

November 22, 2006

<u>Via Facsimile</u>

Haig S. Bagerdjian
President and Chief Executive Officer
Point.360
2777 North Ontario Street
Burbank, CA 91504

> **RE:** **Point.360**
> **Form 10-K: For the Year Ended December 31, 2005**
> **File Number: 000-21917**

Dear Mr. Bagerdjian:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Alan R. Steel, Executive Vice President, Finance and Administration, and
Chief Financial Officer